STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings



Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

RACHEL J BAER
2665 TRAIL RIDER DR
RENO, NV 89521

Job:C20110531-0563
May 31, 2011

Special Handling Instructions:
EMAILED 05/31/11 - RSS

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Correction	20110402747-98	5/31/2011 8:00:34 AM	1	$175.00	$175.00
24 Hour Expedite	20110402747-98	5/31/2011 8:00:34 AM	1	$125.00	$125.00
Total					$300.00

Payments

Type	Description	Amount
Credit	008530l11053190176694	$300.00
Total		$300.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s):   1

RACHEL J BAER
2665 TRAIL RIDER DR
RENO, NV 89521



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090401

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78,
78A, 80, 81, 82, 84, 86, 87, 87A, 88,
88A, 89 AND 92A)

Filed in the office of	Document Number
signature Ross Miller Secretary of State State of Nevada	**20110402747-98**
	Filing Date and Time **05/31/2011 8:00 AM**
	Entity Number **C5404-1999**

USE BLACK INK ONLY - DO NOT HIGHLIGHT   <u>Certificate of Correction</u>   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:
Media Exchange Group, Inc.

2. Description of the original document for which correction is being made:
Certificate of Designation: Series C

3. Filing date of the original document for which correction is being made: 05/27/2011

4. Description of the inaccuracy or defect:
The document currently reads:

Series C Preferred Stock. Twelve thousand (12,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series C Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

5. Correction of the inaccuracy or defect:
The documents SHOULD read:

Series C Preferred Stock. Thirteen thousand (13,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series C Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

(same as filed)

6. Signature:

X _____
Authorized Signature

General Counsel
Title *

5/30/11
Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Correction
Revised: 3-26-09